Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2018 TO 2020

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AMENDMENTS TO THE RULES OF PROCEDURES OF SHAREHOLDERS’

GENERAL MEETING

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS

AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANISATION OF

SUPERVISORY COMMITTEE

AND

ELECTION OF SUPERVISOR

A notice convening the extraordinary general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 26 October 2017 is set out on pages 111 to 113 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

8 September 2017

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“A Shares”	the ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“Articles of Association”	articles of association of the Company

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this circular, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	China Petroleum Finance Company Limited ( ), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited

DEFINITIONS

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 28 August 2014 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, effective as of 1 January 2015 and effective for 3 years

“connected person”	has the meanings ascribed to it under the HKEx Listing Rules

“Continuing Connected Transactions”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC/Jointly-held Entities, details of which are set out in the Letter from the Board of this circular

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Director(s)”	directors of the Company

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 26 October 2017

“Group”	the Company and its subsidiaries

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps

“Independent Financial Advisor” or “ICBC International”	ICBC International Capital Limited ( ), a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant proposed annual caps in connection with the Non-Exempt Continuing Connected Transactions

“Independent Shareholders”	the shareholders of the Company other than the CNPC and its associates

“Jointly-held Entity(ies)”	a subsidiary of the Company in which CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Leasing”	Kunlun Financial Leasing Co., Ltd. ( ), a company incorporated in the PRC with limited liability, which is directly owned as to 90% by CNPC

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

DEFINITIONS

“Latest Practicable Date”	1 September 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

“New Buildings Leasing Contract”	the new buildings leasing contract entered into by the Company and CNPC on 24 August 2017

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 24 August 2017 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2018 for a term of three years

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a), (2)(b) and 2(e)(i), as set out in the section headed “2. Continuing Connected Transactions under the New Comprehensive Agreement” in the Letter from the Board as set out in this circular

“PRC” or “China”	the People’s Republic of China (for the purpose of this circular, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Rules of Procedures and Organization of Supervisory Committee”	the rules of procedures and organization of Supervisory Committee of the Company

“Rules of Procedures of Board of Directors”	the rules of procedures of Board of Directors of the Company

“Rules of Procedures of Shareholders’ General Meeting”	the rules of procedures of shareholders’ general meeting of the Company

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

DEFINITIONS

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisor(s)”	supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal address:
Wang Yilin (Chairman)	World Tower
Zhang Jianhua (Vice Chairman)	16 Andelu
Wang Dongjin (Vice Chairman)	Dongcheng District
Yu Baocai	Beijing 100011
Liu Yuezhen	PRC
Liu Hongbin
Duan Liangwei	Office Address:
Qin Weizhong	China Petroleum Building
Hou Qijun	9 Dongzhimen North Street
Lin Boqiang*	Dongcheng District
Zhang Biyi*	Beijing 100007
Elsie Leung Oi-sie*	PRC
Tokuchi Tatsuhito*
Simon Henry*

*	Independent non-executive Directors

8 September 2017

To the Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2018 TO 2019

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AMENDMENTS TO THE RULES OF PROCEDURES OF SHAREHOLDERS’

GENERAL MEETING

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS

AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANISATION OF

SUPERVISORY COMMITTEE

AND

ELECTION OF SUPERVISOR

Reference is made to the announcement of the Company dated 24 August 2017 in relation to the renewal of Continuing Connected Transactions in respect of 2018 to 2020, amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee and election of a new Supervisor. The purpose of this circular is to provide you with information in relation to the renewal of Continuing Connected Transactions in respect of 2018 to 2020, amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee and election of a new Supervisor to enable you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

1.	BACKGROUND

Reference is made to the announcement of the Company dated 28 August 2014 in respect of the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 29 October 2014, the independent shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2017.

The Company and CNPC entered into (1) the New Comprehensive Agreement; (2) a confirmation letter to the Land Use Rights Leasing Contract and (3) New Buildings Leasing Contract on 24 August 2017 to continue the Continuing Connected Transactions after 31 December 2017 and the Company will comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions including the reporting, announcement, annual review and independent shareholders’ approval requirements.

2.	HKEX LISTING RULES IMPLICATION

The Continuing Connect Transactions mainly comprise:

(1)	(a)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

	(b)	Financial services to be provided by the Group to Jointly-held Entities

(2)	(a)	Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group

	(b)	Production services to be provided by CNPC to the Group

	(c)	Material supply services to be provided by CNPC to the Group

	(d)	Social and ancillary services to be provided by CNPC to the Group

LETTER FROM THE BOARD

(e)	Financial services to be provided by CNPC to the Group

(f)	Rentals to be paid by the Group to CNPC in respect of land

(g)	Rentals to be paid by the Group to CNPC in respect of buildings

Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.

Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is fully exempted from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.76(1) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(1)(b)	Financial services to be provided by the Group to Jointly-held Entities

(2)(c)	Material supply services to be provided by CNPC to the Group

(2)(d)	Social and ancillary services to be provided by CNPC to the Group

(2)(e)(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(e)(iii)	Maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services provided by Kunlun Leasing to the Group

(2)(f)	Rentals to be paid by the Group to CNPC in respect of land

LETTER FROM THE BOARD

Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(2)(a)	Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group

(2)(b)	Production services to be provided by CNPC to the Group

(2)(e)(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

3.	CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW COMPREHENSIVE AGREEMENT

3.1	New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 28 August 2014, which was effective from 1 January 2015 and valid for a term of three (3) years, for the provisions (1) by the Group to CNPC/Jointly-held Entities and (2) by CNPC/Jointly-held Entities to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and other units). On 24 August 2017, the Company and CNPC entered into the New Comprehensive Agreement, and the material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation, material supply and other products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including entrustment loans, guarantees and other financial services.

LETTER FROM THE BOARD

(2)	Products and services to be provided by CNPC/Jointly-held Entities to the Group

The products and services to be provided by CNPC/Jointly-held Entities to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC/Jointly-held Entities. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to formal commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after formal commission and production, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security system services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services, financial leasing services and other financial services.

3.2	General principles

The New Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

LETTER FROM THE BOARD

3.3	Pricing determination

Pricing principles for Non-Exempt Continuing Connected Transactions

(a)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing and market-oriented pricing;

(b)	Construction and technical services provided by CNPC/Jointly-held Entities to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price;

(c)	Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing, agreed contractual price and cost; and

(d)	Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing.

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement primarily remains consistent with that of the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(b)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of material, quantifying and measuring and entrusted operation, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

LETTER FROM THE BOARD

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centres).

As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company’s listing, and the caps of profit margin have remained unchanged since then. Based on the past business performance and with reference to the margin of profit before tax of the similar business of more than two comparable companies in market, the Company is of the view that these caps are fair and reasonable and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances.

In order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain construction and technical services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors.

LETTER FROM THE BOARD

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

(ii)	for security system services, the price shall not be more than the Company’s actual expense incurred on security system in 1998;

(iii)	for educational, medical and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on educational, medical and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses incurred on educational, medical and cultural promotional services calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(iv)	retirement management and re-employment service centre, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company, and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or form) or other regulatory departments; or

LETTER FROM THE BOARD

The “government-prescribed price” for different products and services is determined with reference to the following:

Type of product/service with
“government-prescribed prices”	Basis for price determination

Refined oil products	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices. The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline, shall be government-prescribed prices. The exact retail price and wholesale price is determined by market-oriented price (please refer to the definition of market-oriented price below). The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

LETTER FROM THE BOARD

Type of product/service with
“government-prescribed prices”	Basis for price determination

Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, adjustment to the price of natural gas is part of the gate station process, and the gate station price is subject to government-guided prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. The exact price is determined by market-oriented price (please refer to the definition of market-oriented price below).

Refinery and chemical construction

For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities.

For the installation phase, prices shall be determined by industrial standards. The industrial standards are prescribed by the relevant industrial associations with respect of amount of material consumed during the installation phase. The parties to the transactions assess and determine the price of the installation projects based on the relevant amount of material consumed and the market-oriented price of the material (please refer to the definition of market-oriented price below).

LETTER FROM THE BOARD

Type of product/service with
“government-prescribed prices”	Basis for price determination

Engineering design	In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No. 10), issued by the former National Planning Committee (the former National Planning Committee was reorganized as the National Development and Reform Commission in 2003) and the former Ministry of Construction (The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-guided prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-guided prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Project monitoring and management	According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No. 670) issued by the National Development and Reform Commission and the former Ministry of Construction on 30 March 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-guided prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

LETTER FROM THE BOARD

Type of product/service with
“government-prescribed prices”	Basis for price determination

Water supply	In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee and the former Ministry of Construction and revised by the National Development and Reform Commission and the former Ministry of Construction on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Government of the province, autonomous region or municipality.

Gas supply	According to the Regulation on the Administration of Urban Gas (State Council Order No. 583 issued by the State Council on 19 October 2010), the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

LETTER FROM THE BOARD

Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities are updated in accordance with the local practical situations from time to time. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties, in areas where such type of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time.

According to the regulations for the management of bidding and tendering of the Company, in terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by the such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity.

LETTER FROM THE BOARD

Further, the New Comprehensive Agreement specifically stipulates that:

(i)	for the financial services provided by the Group:

•	the pricing of entrusted loans shall be determined based on the relevant interest rate and standard for fees as promulgated by the People’s Bank of China and with reference to market-oriented price;

•	the guarantees shall be provided with reference to the market-oriented price; and

•	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking Regulatory Commission, China Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

(ii)	for the financial services provided by the CNPC/Jointly-held Entities:

•	the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be no less favourable to the Group than those offered by other independent third parties;

•	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market-oriented price; and

•	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking Regulatory Commission, China Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

For the financial leasing service provided by CNPC, payments due from the Company shall include rental payable, pre-leasing interest and leasing service fees, etc. Rental payable and pre-leasing interest shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for financial leasing in connection with assets of a similar or the same type. The standard of rental payable, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms no less favourable to the Group than those offered by other independent third parties.

LETTER FROM THE BOARD

3.4	Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance to the New Comprehensive Agreement.

3.5	Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required in accordance with the New Comprehensive Agreement and the annual plan then in force.

3.6	Term and termination

The New Comprehensive Agreement is valid for 3 years commencing 1 January 2018. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services.

In the event that the Company is unable to find an alternative product or service provider (which shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

3.7	Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(i)	the material supply service is added into services provided by the Group to CNPC; and

(ii)	further specify the basis of price determination of the financial services provided by the Group to Jointly-held Entities.

LETTER FROM THE BOARD

3.8	Internal control measures to ensure that the connected transactions are conducted in accordance with the New Comprehensive Agreement

The Company has established a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that connected transactions are conducted in accordance with the New Comprehensive Agreement. The Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s reform and enterprise management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they shall convene meetings twice a year to discuss and assess the implementation of connected transactions.

The Company has established a series of internal control measures to ensure that the pricing basis for continuing connected transactions of the Company will follow the prescribed pricing mechanism under its framework agreement, including:

(1)	For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government-prescribed price in respect of certain category of products or services come into effect, the pricing department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government;

(2)	For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of bidding and tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval;

LETTER FROM THE BOARD

(3)	For products and services where the actual cost or agreed contractual price applies, the operating entities of the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain construction and technical services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors;

(4)	The Company’s reform and enterprise management department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective;

(5)	The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transaction on a semi-annual basis. The review will mainly include: whether the Company and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Company and relevant connected persons are within the annual caps as approved at the shareholders’ general meeting;

(6)	The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions are conducted (i) in the ordinary course of business of the Company; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interest of the Company and the Shareholders as a whole;

(7)	The audit committee of the Company shall conduct review on the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the execution of the continuing connected transactions and opine on the continuing connected transactions disclosed in such reports and financial statements, including whether the terms of the continuing connected transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps;

(8)	The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the HKEx Listing Rules;

LETTER FROM THE BOARD

(9)	The Supervisory Committee shall supervise the continuing connected transactions and review the annual financial report and interim financial report which include the execution of the continuing connected transactions every year. The Supervisory Committee shall also review whether the connected transactions between the Company and connected persons comply with the regulatory requirements of domestic and overseas places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders.

4.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF LAND

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance of the Group’s operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational need of the Company and changes in the land markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental payable in accordance to the reconfirmed area of leased land parcels and the prevailing situation of the land market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may, taking into consideration the production situation and the market situation of the Company, negotiate to revise the leased area and rental payable every three (3) years.

LETTER FROM THE BOARD

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 28 August 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777.21 million square metres with annual rental payable adjusted to approximately RMB4,831 million in accordance with the area of leased land parcels and the prevailing situation of the land market. The Land Use Rights Leasing Contract and its supplemental agreement shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter became effective from 1 January 2015.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 24 August 2017, which further adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,772.65 million square metres with annual rental payable adjusted to approximately RMB5,783 million in accordance with the area of leased land parcels and the current situation of the land market. The Land Use Rights Leasing Contract and its supplemental agreement shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall become effective from 1 January 2018.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2017.

As the independent financial advisor opined in their letter when they were engaged for advising on the renewal of continuing connected transaction in August 2011, a lease term of 50 years is essential to the long term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive directors) of the Company still consider that a lease term of 50 years is in line with normal business practices.

5.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF BUILDINGS

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 for a term of 20 years, and the supplemental buildings leasing agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the supplemental buildings leasing agreement every three years.

LETTER FROM THE BOARD

On 25 August 2011, the Company entered into an Amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.25 million. The expiry date of the Amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price.

The Company and CNPC each issued a confirmation letter to the Buildings Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with annual rental payable adjusted approximately RMB707.71 million in accordance with the gross floor area leased and the current situation of the market. The Buildings Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter became effective from 1 January 2015.

On 24 August 2017, the Company entered into a New Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the Amended Buildings Leasing Contract will be terminated on the effective date of the New Buildings Leasing Contract; (2) the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,152,968 square meters and the annual rental shall be paid by the Company based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The New Buildings Leasing Contract shall be effective from 1 January 2018 for a term of 20 years.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the New Buildings Leasing Contract and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal business practices. The date of valuation is 30 June 2017.

The Board considered that a term of 20 years for the New Buildings Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which engages in the exploration, extraction, production and sales of crude oil, natural gas and chemical products, and the relevant building lease is of paramount importance to the business of the Group. Furthermore, a lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive directors) of the Company consider that a lease term of 20 years is in line with normal business practices.

LETTER FROM THE BOARD

6.	HISTORICAL AMOUNTS, HISTORICAL ANNUAL CAPS, PROPOSED ANNUAL CAPS AND RATIONALE

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions which will serve as the annual caps of the relevant transactions above for the period from 1 January 2018 to 31 December 2020:

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(1) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB78,320 million, RMB91,489 million and RMB52,293 million, respectively.	For the three years ending 31 December 2017, RMB179,863 million, RMB185,905 million and RMB195,310 million, respectively.	For the three years ending 31 December 2020, RMB153,716 million, RMB153,861 million and RMB155,390 million, respectively.

The proposed annual caps for the products and services to be provided by the Group to CNPC/Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities; the estimated business development of the Group; the estimated business development of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group and CNPC, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties on market, products and services actually provided by the Group to CNPC may be less than anticipated.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(b) Financial services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, nil, nil and nil, respectively.	For the three years ending 31 December 2017, RMB32,579 million, RMB31,971 million and RMB31,362 million, respectively.	For the three years ending 31 December 2020, RMB22,291 million, RMB22,398 million and RMB22,506 million, respectively.

The proposed annual caps for the financial services, including entrustment loans, guarantees and other financial services, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly- held Entities, and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance provides entrustment loans service and offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because the Group plans to grasp acquisition opportunities that may emerge on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs can be immense. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) capital needs of Jointly-held Entities may be obtained from other sources and the Group may not actually be required to provide financial services to these Jointly-held Entities; (2) acquisition targets that emerge on the market may not be able to meet the acquisition expectations of the Jointly-held Entities.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(2) Products and services to be provided by CNPC/Jointly-held Entities to the Group

(a) Construction and technical services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB121,320 million, RMB103,637 million and RMB37,218 million, respectively.	For the three years ending 31 December 2017, RMB301,209 million, RMB302,950 million and RMB276,386 million, respectively.	For the three years ending 31 December 2020, RMB208,103 million, RMB203,908 million and RMB198,537 million, respectively.

The proposed annual caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC/Jointly-held Entities to the Group and the estimated business development of the Group.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When forecasting the caps, the Group shall consider the possibility that CNPC will participate in all the projects. However, CNPC might not be able to participate in all the projects in practice due to specific conditions of different projects.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(b) Production services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB135,159 million, RMB139,107 million and RMB73,891 million, respectively.	For the three years ending 31 December 2017, RMB284,362 million, RMB296,073 million and RMB309,909 million, respectively.	For the three years ending 31 December 2020, RMB228,730 million, RMB220,525 million and RMB212,833 million, respectively.

The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group, the estimated business development of the Group, and the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC to the Group. The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and uncertainty is much greater than other businesses; (2) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(c) Material supply services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB24,894 million, RMB22,269 million and RMB2,840 million, respectively.	For the three years ending 31 December 2017, RMB42,346 million, RMB39,995 million and RMB40,977 million, respectively.	For the three years ending 31 December 2020, RMB35,566 million, RMB35,344 million and RMB35,819 million, respectively.

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business development of the Company.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and the collective bargaining power of CNPC, the centralized materials purchased by CNPC stabilises the purchase prices of the Company’s raw materials.

The Group is involved in a number of pipeline and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

(d) Social and Ancillary services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB7,627 million, RMB7,513 million and RMB3,232 million, respectively.	For the three years ending 31 December 2017, RMB10,144 million, RMB10,626 million and RMB11,137 million, respectively.	For the three years ending 31 December 2020, RMB9,093 million, RMB9,432 million and RMB9,731 million, respectively.	A majority of the Group’s local subsidiaries are situated in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient for CNPC to provide such services.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

The proposed annual caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated development of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2015 and 2015 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(e) Financial services

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB62,209 million, RMB58,587 million and RMB62,948 million, respectively	For the three years ending 31 December 2017, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively	For the three years ending 31 December 2020, RMB63,000 million, RMB63,000 million and RMB63,000 million, respectively

The proposed annual caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business development of the Group, the Group’s historical cash flow and levels of deposits and the competitive interest rates offered by CNPC Finance, and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, CNPC Finance and other financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance are determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable), and they are no less favourable than those offered by independent third parties.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 was minimal. The proposed annual cap is similar to historical amounts incurred.

LETTER FROM THE BOARD

\Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB970 million, RMB751 million and RMB846 million, respectively	For the three years ending 31 December 2017, RMB1,314 million, RMB1,972 million and RMB2,320 million, respectively	For the three years ending 31 December 2020, RMB2,417 million, RMB2,753 million and RMB3,110 million, respectively

To optimise cash flow management and capital efficiency of the Group, CNPC Finance and other financial institutions provide a full range of financial services to the Group.

Through captive insurance, property insurance and life insurance services provided by Generali China Insurance Co., Ltd.

( ) in which CNPC holds 51% issued share capital, CNPC Captive Insurance Co., Ltd.

( ) in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd

( ) in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc. This enhances the Group’s ability to manage risks.

Fees and interest rates with respect to financial services provided by CNPC Finance is determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies. CNPC Finance offers interest rates, fee scale or other terms to the Group that are no less favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) can offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. According, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(iii) Financial leasing services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB238 million, RMB819 million and RMB385 million, respectively	For the three years ending 31 December 2017, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively	For the three years ending 31 December 2020, RMB17,804 million, RMB19,894 million and RMB21,605 million, respectively

In order to maintain its scale of investment in development of oil and gas area with scale, major refining infrastructure, oil and gas storage and transportation facilities and of major pipelines and sales networks for refined products, the Company needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would also be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

Kunlun Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are no less favourable than those offered by any other third-party financial institutions.

The historical amount and historical caps were calculated or determined based on the rentals and other fees paid in respect of the financial leasing services.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

The Company changed the basis of determination of the proposed annual caps to the maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/ leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services. The maximum outstanding daily balance due by the Group to Kunlun Leasing in respect of the financial leasing services for the two years ended 31 December 2016 and the six months ended 30 June 2017 were, approximately RMB6,652 million, RMB5,810 million and RMB4,998 million, respectively.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical maximum outstanding daily balances for 2015 and 2016 are mainly because financial leasing is only one of financing means used by the Company. In practice, the Company will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Company, and may use other means of financing. As a result, the actual amount incurred for financial leasing is lower than the relevant annual cap. However, as the Company may still need to use financial leasing as a means of financing. Therefore, the proposed annual cap was determined taking into consideration the estimated capital needs of the Company, circumstances of the relevant assets and the cost of financing in the market, etc.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(f) Rentals to be paid by the Group to CNPC in respect of land	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB3,381 million, RMB4,466 million and RMB1,978 million, respectively (exclusive of tax and government charges)	For the three years ending 31 December 2017, RMB4,831 million, RMB4,831 million and RMB4,831 million, respectively (exclusive of tax and government charges)	For the three years ending 31 December 2020, RMB5,783 million, RMB5,783 million and RMB5,783 million, respectively (exclusive of tax and government charges)

The Board considers that the proposed annual caps on the rental of land parcels pursuant to the Land Use Right Leasing Contract and the supplemental agreement ensure that the Company achieves its business development plans. Each of the proposed annual caps comprises the annual leasing fee (exclusive of tax and government charges) in accordance with the Land Use Rights Leasing Contract, the supplemental agreement and confirmation letters. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because during the contractual period, members of the Group may choose to terminate the lease in respect of certain lands based on the prevailing market conditions.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB449 million, RMB487 million and RMB195 million, respectively	For the three years ending 31 December 2017, RMB708 million, RMB708 million and RMB708 million, respectively	For the three years ending 31 December 2020, RMB730 million, RMB730 million and RMB730 million, respectively

The Board considers that pursuant to the New Buildings Leasing Contract, the proposed annual caps in respect of the building leases provided by CNPC to the Group can ensure that the Company achieves its business development plans. The proposed annual caps are determined in accordance with the New Buildings Leasing Contract, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because members of the CNPC who own one or more leased buildings may enter into individual building leasing contracts with members of the Group pursuant to the terms of the framework agreement. Members of the Group may choose to terminate the lease in respect of certain buildings taking into consideration the conditions offered by independent third parties on the market.

Note:	The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to below for details.

LETTER FROM THE BOARD

7.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services, petroleum equipment manufacturing and logistical support services. The Company is a joint-stock company established during the reorganization of CNPC on 5 November 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the operation and production of petroleum and natural gas, such as construction and technical services, production services, material supply services, ancillary services, social services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and in relation to the livelihood of its employees. The Group and CNPC are equipped with advantages of talented employees, advanced technology and geographical vicinity, and have been in a long-term cooperation relationship with each other. Therefore, the Company believes that the Continued Connected Transactions will be beneficial to the continued operation and development of the Group. This is mainly reflected in:

(a)	The construction technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers;

(b)	The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly;

(c)	Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad. Details of which are described below:

(i)	CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC provides deposit and other financial services to the Group through CNPC Finance and other financial institutions;

(ii)	CNPC Finance lowered the costs of the Group through various mechanisms, such as providing more efficient internal settlement, and the loan process is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trading Centre ( ) to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs;

LETTER FROM THE BOARD

(iii)	CNPC Finance is under the supervision of the China Banking Regulatory Commission as a major domestic non-bank financial institution, and has achieved the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2016, CNPC Finance has total assets of RMB419,423 million and achieved an income of RMB14,584 million and a net profit of RMB7,524 million, occupying a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions; The Company considers that due to familiarity with the business and operation of the Group, the service provided by CNPC Finance is generally no less favourable to the market level in terms of price and quality, and with high efficiency, more convenience and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit from dividends by virtue of owning 32% shareholding in CNPC Finance;

(iv)	Kunlun Leasing is capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience which will support the Group to maintain its scale of investment in development of oil and gas, major refining infrastructure, oil and gas storage and transportation facilities and in major pipelines and sales networks for refined products and to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would further be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows;

(d)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions.

Actual practices proved that the Continuing Connected Transactions benefit the continued operation and development of the Company.

LETTER FROM THE BOARD

Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and their proposed annual caps to be one significant proposal. As such, the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be proposed to the Extraordinary General Meeting for consideration and approval as one single resolution. Any votes by the Shareholders on such resolution will be applicable to the New Comprehensive Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions alike.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions are fair and reasonable and are the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial condition and will not affect the Company’s independence.

The Independent Board Committee has given their view on the Non-Exempt Continuing Connected Transactions and their proposed annual caps after considering the advice from the Independent Financial Advisor in this circular.

8.	APPROVAL BY BOARD AND INDEPENDENT SHAREHOLDERS

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are subsidiaries of the Company and CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies, therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

The Audit Committee of the Board gave advice to the Board about the Continuing Connected Transactions and their proposed annual caps. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

On 23 August 2017 and 24 August 2017, the fifth meeting of the Board in 2017 was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on the Continuing Connected Transactions and their proposed annual caps. Each of Mr. Wang Yilin, Mr. Zhang Jianhua, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong, who are deemed as connected Directors by virtue of their positions in CNPC, abstained from voting on the relevant resolutions of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

9.	GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the Company Law as a result of the restructuring of CNPC. The H Shares, ADSs, and A Shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transportation of natural gas, crude oil and refined products, and the sale of natural gas.

LETTER FROM THE BOARD

Information on CNPC

CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company ( ), in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

Information on CNPC Finance

CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

Information on Kunlun Leasing

Kunlun Leasing is owned as to 90% by CNPC and is a connected person of the Company. Kunlun Leasing is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions, etc.

10.	INDEPENDENT SHAREHOLDERS’ APPROVAL

Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and their proposed annual caps shall be approved by the Independent Shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transaction and its associates will not vote.

CNPC and its associates will abstain from voting on the relevant resolution. To the knowledge of the Company and its Directors, as at the date of this circular, CNPC and its associates are interested in 155,348,693,528 A Shares and 291,518,000 H Shares, representing approximately 85.04% of the total issued share capital of the Company.

LETTER FROM THE BOARD

11.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION, AMENDMENTS TO THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETING, AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS AND AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANISATION OF SUPERVISORY COMMITTEE

For the purpose of improving corporate governance practice, the Board has considered and approved the resolutions on amendments to certain provisions of the Articles of Association, the Rules of Procedures of Shareholders’ General Meeting and the Rules of Procedures of Board of Directors, and it was approved that such proposed amendments be submitted to the EGM for consideration.

(1)	Proposed Amendments to the Articles of Association

The proposed amendments to the Articles of Association are set out as follows:

Original articles	Revised articles after the proposed amendments

Newly Added Article 8

According to the provisions of the Company Law and the Constitution of the Communist Party of China, the Company shall set the Party organizations and the Party working body with adequate number of Party affairs personnel, and guarantee the funds for the Party organizations. The Party organizations shall play the role of the core of leadership and political nucleus.

Article 75	Article 76

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.	A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Except where the cumulative voting system is adopted for voting on the election of directors and supervisors under Article 77 hereof, each share shall have one (1) vote.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Newly Added Article 77

The voting on the election of directors and supervisors at the shareholders’ general meeting shall apply the cumulative voting system, which means that each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected and the voting rights held by a shareholder can be collectively exercised. In the event of any discrepancy between the relevant rules issued by regulatory authorities and the Articles of Association and its appendices, the shareholders’ general meeting may decide to adopt an appropriate cumulative voting system subject to compliance with the laws and regulations. Details on the implementation of the cumulative voting system are set out in the Rules of Procedures of Shareholders’ General Meeting.

Newly Added Article 78

Except where the cumulative voting system is adopted, the shareholders’ general meeting shall vote on all motions one by one. If there are different motions on the same issue, the motions shall be voted on in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote on any motions.

LETTER FROM THE BOARD

Original articles

Article 100

Directors shall be elected at the shareholders’ general meeting each for a term of not more than three (3) years. A director may be reelected upon the expiry of his term.

......

......

The term of office of a director shall commence from the date on which he takes his position to the expiration of the session of the board of directors he serves.

If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office. However, the director’s right to claim for damages which arises out of his removal under any agreement shall not be affected thereby.

The Directors shall not be required to hold qualifying shares.

Revised articles

after the proposed amendments

Article 103

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. The term of office of a director shall commence from the date when the relevant resolution is passed at the shareholders’ general meeting.

......

......

If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office. However, the director’s right to claim for damages which arises out of his removal under any agreement shall not be affected thereby.

The Directors shall not be required to hold qualifying shares.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Newly Added Article 105

The board of directors shall take the Party organization’s advices before it determines the material matters, such as the orientations of the Company’s reform and development, key objectives/tasks and major work arrangements. When the board of directors intends to appoint the management personnel, the Party organizations shall consider and put forward their advices on the candidates nominated by the board of directors or the president, or nominate candidates to the board of directors and the president.

Article 114	Article 118

A director may resign from his position prior to the expiration of his term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.	A director may resign from his position prior to the expiration of his term of office. The resigning director shall submit a written resignation report to the board of directors. Except for special circumstances, the board of directors shall disclose the information in connection thereof within two (2) days.

......	......

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 123	Article 127

The supervisory committee shall compose of nine (9) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.	The supervisory committee shall compose of nine (9) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.

The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The chairman shall serve for a term of three (3) years, which is renewable upon re-election.

The term of office of a supervisor shall commence from the date on which he takes his position.

The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

If the number of members of the supervisory committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

The chairman shall serve for a term of three (3) years, which is renewable upon re-election.

If the number of members of the supervisory committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

LETTER FROM THE BOARD

Following the above amendments, the number of articles of the Articles of Association will increase from 204 to 208 and other articles will be renumbered accordingly.

(2)	Proposed Amendments to the Rules of Procedures of Shareholders’ General Meeting

The proposed amendments to the Rules of Procedures of Shareholders’ General Meeting are set out as follows:

Original articles	Revised articles after the proposed amendments

Article 19	Article 19

Where the elections of directors and supervisors will be discussed, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors and at least shall include the following contents:	Where the elections of directors and supervisors will be discussed, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors and at least shall include the following contents:

(1)......	(1)......

......	......

(4)......	(4)......

The election of each candidate for directors and supervisors shall be proposed as a separate proposal.	Unless the cumulative voting system is adopted to elect directors and supervisors, the election of each candidate for directors and supervisors shall be proposed as a separate proposal.

Article 39	Article 39

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.	A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Except where the cumulative voting system is adopted for voting on the election of directors and supervisors under the Articles of Association and the provisions hereof, each share shall have one (1) vote.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Newly Added Article 40

The voting on the election of directors and supervisors at the shareholders’ general meeting shall apply the cumulative voting system according to the Articles of Association, which means that each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected and the voting rights held by a shareholder can be collectively exercised. The main content of the cumulative voting system is as follows:

(1) the cumulative voting system shall be implemented when there are two or more directors or supervisors to be elected;

(2) when applying the cumulative voting system, each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected;

(3)    the notice of the shareholders’ general meeting shall notify shareholders of the implementation of the cumulative voting system for election of directors or supervisors. The meeting convener shall prepare ballot papers which are suitable for carrying out the cumulative voting system and specify and explain, in written form, the method for casting cumulative votes, completing the ballot papers and calculating the votes;

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

(4)    when voting on the candidates for directors or supervisors at a shareholders’ general meeting, the voting rights may be exercised separately to give each candidate for director or supervisor the same number of voting rights as the number of shares held by a shareholder; the voting rights may also be exercised collectively to give certain candidate for director or supervisor all voting rights represented by each share that is the same as the number of the candidates for directors or supervisors held by a shareholder or give several candidates for directors or supervisors each part of the voting rights represented by each share that is the same as the number of the candidates for directors or supervisors held by a shareholder;

(5)    where a shareholder has exercised collectively all the voting rights represented by each share that is the same as the number of the candidates for directors and supervisors held by him on one or more candidates for directors or supervisors, such shareholder shall have no voting rights in respect of other candidates for directors or supervisors;

(6)    where the aggregate number of the voting rights cast collectively by a shareholder for one or more candidates for directors or supervisors is more than the voting rights of the shares held by such shareholder, the votes cast by such shareholder shall become void and such shareholder shall be deemed to have waived his voting rights; where the aggregate number of the voting rights cast collectively by a shareholder for one or more candidates for directors or supervisors is less than the voting rights of the shares held by such shareholder, the votes cast by such shareholder shall be effective, and the outstanding voting rights shall be deemed to be waived;

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

(7)    in the event that the number of affirmative votes received by a candidate for director or supervisor exceeds one half of the total number of shares with voting rights represented by the shareholders attending the shareholders’ general meeting (based on the total number of shares if cumulative voting is not adopted), such candidate shall be elected. In the event that the number of the elected candidates exceeds the number of directors or supervisors required to be elected at the shareholders’ general meeting, the candidates who win the more number of affirmative votes shall be elected as directors or supervisors (where elected candidates receiving fewer affirmative votes win the same number of affirmative votes, and the number of candidates so elected would exceed the number of directors or supervisors required to be elected, then such candidates and other candidates behind them shall be treated as having not been elected); in the event that the number of elected candidates is smaller than the number of directors or supervisors required to be elected, another shareholders’ general meeting shall be convened after the current shareholders’ general meeting for the election of the remaining vacancies of directors or supervisors.

In the event that directors and supervisors are elected by cumulative voting system at the shareholders’ general meeting, directors and supervisors shall be elected separately, and independent directors and other directors shall be elected separately.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 40	Article 41

The shareholders’ general meeting will vote on all motions one by one. If there are different motions on the same issue, the motion will be voted in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote any motions.	Except where the cumulative voting system is adopted, the shareholders’ general meeting will vote on all motions one by one. If there are different motions on the same issue, the motion will be voted in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote any motions.

Following the above amendments, the number of articles of the Rules of Procedures of Shareholders’ General Meeting will increase from 68 to 69 and other articles will be renumbered accordingly.

(3)	Proposed Amendments to the Rules of Procedures of Board of Directors

The proposed amendments to the Rules of Procedures of Board of Directors are set out as follows:

Original articles	Revised articles after the proposed amendments

Newly Added Article 3

The board of directors shall take the Party organization’s advices before it determines the material matters, such as the orientations of the Company’s reform and development, key objectives/tasks and major work arrangements. When the board of directors intends to appoint the management personnel, the Party organizations shall consider and put forward their advices on the candidates nominated by the board of directors or the president, or nominate candidates to the board of directors and the president.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 4	Article 5

Directors shall be elected at the shareholders’ general meeting each for a term of not more than three (3) years. A director may be reelected upon the expiry of his term. Directors shall be in the interest of shareholders as a whole, earnestly perform duties and strictly stick adhere to the principle of diligence, integrity and pragmatism.

.....

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. Directors shall act in the interest of shareholders as a whole, earnestly perform duties and strictly adhere to the principle of diligence, integrity and pragmatism.

......

Article 5	Article 6

The term of office of a director shall commence from the date on which he takes his position to the expiration of the session of the board of directors he serves. If no reelection is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

The term of office of a director shall commence from the date when the relevant resolution is passed at the shareholders’ general meeting. If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Article 6	Article 7

A director may resign from his position prior to the expiration of his term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.	A director may resign from his position prior to the expiration of his term of office. The resigning director shall submit a written resignation report to the board of directors. Except for special circumstances, the board of directors shall disclose the information in connection thereof within two (2) days.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 8	Article 9

The board of directors has established four committees: the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee.

The special committees all comprise directors. The Audit Committee comprises three to four directors, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one chairman, undertaken by an independent non-executive director. The Investment and Development Committee comprises three to four directors. The Examination and Remuneration Committee comprises three to four directors, the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee comprises three to four directors.

The board of directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee.

The special committees all comprise directors. The Nomination Committee comprises three directors, the majority of which shall be independent non-executive directors and the Nomination Committee shall be chaired by the Chairman of the board of directors. The Audit Committee comprises three to four directors, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one chairman, undertaken by an independent non-executive director. The Investment and Development Committee comprises three to four directors. The Examination and Remuneration Committee comprises three to four directors, the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee comprises three to four directors.

Newly Added Article 10

The primary duties of the Nomination Committee are as follows:

(1)    to review and discuss the structure, size and composition of the board of directors regularly (at least annually), and make recommendations on changes to the board of directors to follow the Company’s corporate strategy;

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

(2) to consider the criteria and procedures for selection of directors, president and other senior management, and make recommendations to the board of directors;

(3) to consider the Board Diversity Policy and the training systems for directors and management;

(4)    to extensively select qualified candidates for directorship and members of senior management, review the qualifications of candidates for directorship and the president and other members of senior management nominated by the president, and make recommendations;

(5) to hear the proposals on candidates nominated by the nominators who have the nominating rights under the Articles of Association;

(6) to review and make assessment on the independence of independent non-executive directors;

(7) to make recommendations to the board of directors on the appointment or reappointment of directors and succession of the chairman, the vice chairman and the president;

(8) such other duties as required by relevant laws and regulations or listing rules of the place where the Company is listed and any such other matters as authorized by the board of directors.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Newly Added Article 20

Regular meeting and working system of the Nomination Committee

The Company shall formulate the Rules of Procedure for the Nomination Committee, which shall be implemented upon the approval by the board of directors. The Nomination Committee shall meet regularly and at least once a year. Such meeting shall generally be held prior to the first annual regular meeting of the board of directors. The agenda of a regular meeting of the Nomination Committee shall mainly cover: to review the structure, size and composition of the board of directors and its special committees and make recommendations to the board of directors, and to discuss the performance of the board of directors in the past year, independent directors’ work report and others.

Article 31	Article 34

......	......

In terms of this article, substantial shareholder and contact person have the same meaning ascribed to them under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

......

In terms of this article, a substantial shareholder and an associate shall have the same meaning ascribed to them under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. If the listing rules of other stock exchanges where the shares of the Company are listed set out stricter provisions on the abstaining of directors, such stricter provisions shall apply.

......

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 36	Article 39

Meeting minutes:	Meeting minutes:

...... the meeting minutes shall cover the following matters:	...... the meeting minutes shall cover the following matters:

(1) the session, time, place and form of the meeting;	(1) the time, place and form of the meeting;

......	......

Following the above amendments, the number of articles of the Rules of Procedures of Board of Directors will increase from 45 to 48 and other articles will be renumbered accordingly.

(4)	Proposed Amendments to the Rules of Procedures and Organization of Supervisory Committee

For the purpose of improving corporate governance practice, the Supervisory Committee has considered and approved the resolution on amendments to certain provisions of the Rules of Procedures and Organization of Supervisory Committee, and it was approved that such proposed amendments be submitted to the EGM for consideration.

The proposed amendments to the Rules of Procedures and Organization of Supervisory Committee are set out as follows:

Original articles	Revised articles after the proposed amendments

Article 2	Article 2

The Supervisory Committee is the supervision organization lawfully established by the Company, which is in the interest of shareholders and is responsible for and report to the shareholders’ general meeting.	The Supervisory Committee is the supervision organization lawfully established by the Company, which is responsible for and report to the shareholders’ general meeting.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 5	Article 5

The supervisors recommended by shareholders shall be elected or removed by the shareholders’ general meeting and the supervisors representing the employees shall be elected or removed by the employees democratically. The directors, president, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not act concurrently as a supervisor. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.

The term of office of a supervisor shall commence from the date on which he takes his position to the expiration of the session of the Supervisory Committee he serves. If the number of members of the Supervisory Committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

The supervisors recommended by shareholders shall be elected or removed by the shareholders’ general meeting and the supervisors representing the employees shall be elected or removed by the employees democratically. The directors, president, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not act concurrently as a supervisor. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election. The term of office of a supervisor shall commence from the date on which he takes his position.

If the number of members of the Supervisory Committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

Article 23	Article 23

An extraordinary meeting of the Supervisory Committee shall be convened within ten (10) days upon the occurrence of any of the following situations:	An extraordinary meeting of the Supervisory Committee shall be convened within ten (10) days upon the occurrence of any of the following situations:

......	......

(5)    The security regulatory department punishes or Shanghai Stock Exchange publicly censures the Company, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or any other senior management personnel of the Company;......

(5)    The security regulatory department punishes or the stock exchange where the Company is listed publicly censures the Company, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or any other senior management personnel of the Company;......

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 26	Article 26

Meetings of the Supervisory Committee shall be held only if half or more supervisors are present.	Meetings of the Supervisory Committee shall be held only if half or more supervisors are present in person.

......	......

Article 30	Article 30

The announcement of the resolutions of the Supervisory Committee shall be conducted by the secretary to the board of directors according to the relevant provisions under the Stock Listing Rules of the Shanghai Stock Exchange.	The announcement of the resolutions of the Supervisory Committee shall be conducted by the secretary to the board of directors according to the relevant provisions of the stock exchange where the Company is listed.

Article 31	Article 31

Minutes shall be kept for the meetings of the Supervisory Committee. The meeting minutes shall cover the agenda, discussion process and poll results. All the supervisors present shall sign on the minutes.	Minutes shall be kept for the meetings of the Supervisory Committee. The meeting minutes shall cover the agenda, discussion process and poll results. All the supervisors present shall sign on the minutes.

All the supervisors present at the meeting of the Supervisory Committee shall be liable for meeting resolutions. However, where a supervisor can prove that he had expressed his opposition to such resolution, and such opposition was recorded in the meeting minutes, such supervisor may be relived from such liability.	All the supervisors participating in the voting shall be liable for meeting resolutions. However, where a supervisor can prove that he had expressed his opposition to such resolution, and such opposition was recorded in the meeting minutes, such supervisor may be relived from such liability.

Supervisors shall attend meetings of the Supervisor Committee in person. If a supervisor is unable to attend a meeting due to certain reasons, he may appoint another supervisor in writing as his proxy to attend the meeting on his behalf. The proxy form shall set out expressly the scope of authorization. If a supervisor has not attended meetings of the Supervisory Committee twice continuously and failed to appoint a proxy to attend on his behalf, the Supervisor Committee may submit to the shareholders’ general meeting for approval to replace such supervisor.	Supervisors shall attend meetings of the Supervisor Committee in person. If a supervisor is unable to attend a meeting due to certain reasons, he may appoint another supervisor in writing as his proxy to attend the meeting on his behalf. The proxy form shall set out expressly the scope of authorization. If a supervisor has not attended meetings of the Supervisory Committee twice continuously and failed to appoint a proxy to attend on his behalf, the Supervisor Committee may submit to the shareholders’ general meeting for approval to replace such supervisor.

LETTER FROM THE BOARD

Original articles	Revised articles after the proposed amendments

Article 34	Article 34

A supervisor may resign from his position prior to the expiration of his term of service. The resigning supervisor shall submit a written resignation report to the shareholders’ general meeting.	A supervisor may resign from his position prior to the expiration of his term of office. The resigning supervisor shall submit a written resignation report to the Supervisory Committee.

Article 37	Article 37

The files of the meetings of the Supervisory Committee including, among others, meeting notices, meeting materials, attendance books, meeting recordings, ballot papers, meeting minutes signed and confirmed by supervisor present at the meetings and poll results announcements, shall be kept by the person designated by the chairman of the Supervisor Committee.	The files of the meetings of the Supervisory Committee including, among others, meeting notices, meeting materials, attendance books, meeting recordings, ballot papers, meeting minutes signed and confirmed by supervisors present at the meetings and poll results announcements, shall be kept by the designated person.

The files of the meetings of the Supervisory Committee shall be kept for over ten years.	The files of the meetings of the Supervisory Committee shall be kept for over ten years.

Article 39	Article 39

Daily information communication. The office of the Supervisory Committee shall provide all supervisors with the current reports and materials of the Company.	Daily information communication. The office of the Supervisory Committee shall provide all supervisors with the current relevant reports and materials of the Company.

12.	ELECTION OF SUPERVISOR

The Supervisory Committee has proposed to elect Mr. Wang Liang (“Mr. Wang”) as a shareholder representative supervisor of the Company at the EGM (the “Proposed Election of Supervisor”).

The biographical details of Mr. Wang are set out as follows:

Wang Liang, aged 55, is the general manager of audit department of the Company and concurrently the general manager of audit department and director of audit service center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. He had worked as a director and general accountant in CNPC Offshore Engineering Company Limited from January 2005, a deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the general accountant of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager of CNPC Assets Management Co., Ltd. from October 2009, the chairman and general manager of Kunlun Trust Co., Ltd. from March 2014, the chairman of CNPC Assets Management Co., Ltd. from July 2014, the chief responsible officer of China Petroleum Finance Co., Ltd. from July 2016. He has been the general manager of audit department of the Company and concurrently the general manager of audit department and director of audit service center of CNPC from May 2017.

LETTER FROM THE BOARD

If the Proposed Election of Supervisor is approved at the EGM, Mr. Wang’s term of office will commence from the date when the relevant resolution is approved at the EGM and expire on the date of the 2019 annual general meeting of the Company to be held in 2020. The emoluments of Mr. Wang will be fixed by the Board pursuant to the authority granted by the Shareholders at the EGM by reference to his duties, responsibilities and performance and the results of the Group.

Save as disclosed above, as at the date of this circular, Mr. Wang does not (1) hold any directorship in any other listed companies in the past three years; (2) have any relationship with any other director, supervisor, senior management, substantial shareholders or controlling shareholder of the Company; or (3) have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on Mr. Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the HKEx Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

13.	THE EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 26 October 2017 (Thursday) to approve the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions and the election of a new Supervisor by ordinary resolution and approve amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee by special resolution. The EGM Notice is set out on pages 111 to 113 of this circular.

A form of proxy for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the proxy form and return the same in accordance with the instructions printed thereon. In order to be valid, for holders of A Shares, this proxy form, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, China Petroleum Building, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 26 September 2017 (Tuesday) are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 26 September 2017 to 26 October 2017 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

14.	VOTES TO BE TAKEN BY POLL

In accordance with the HKEx Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

15.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee, which is set out on pages 70 to 71 of this circular, and which contains their recommendation in respect of the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

The advice of the Independent Financial Advisor on the fairness and reasonableness of the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are set out on pages 72 to 105 of this circular. The Independent Financial Advisor considers that the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions on the whole are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The Directors believe that the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee and the election of a new Supervisor are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

16.	FURTHER INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

By Order of the Board
PetroChina Company Limited
Wang Yilin Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

8 September 2017

Dear Shareholders

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2018 TO 2020

We refer to the Circular dated 8 September 2017 of the Company of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

As CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC and its associates constitute connected transactions for the Group under the HKEx Listing Rules. The New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval from the Independent Shareholders.

In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, details of which are set out in the Letter from the Board in the Circular to the Shareholders. ICBC International has been appointed as the independent financial advisor to advise the Independent Board Committee. We wish to draw your attention to the letter from ICBC International as set out in the Circular.

Having taken into account the information set out in the Letter from the Board, and the principal factors, reasons and recommendations set out in the letter from ICBC International, we consider the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions to be fair and reasonable insofar as the Independent Shareholders are concerned and believe that the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. At the same time, we are of the view that such transactions are in the ordinary and usual course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolution to be proposed at the EGM to approve the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully

Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Simon Henry
Independent non-executive director	Independent non-executive director	Independent non-executive director	Independent non-executive director	Independent non-executive director

LETTER FROM ICBC INTERNATIONAL

The following is the text of a letter from ICBC International for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee and the Independent Shareholders in connection with (1) the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions, and (2) the duration of New Buildings Leasing Contract.

ICBC International Capital Limited 37/F, ICBC Tower 3 Garden Road, Central, Hong Kong

8 September 2017

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1) RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS IN

RESPECT OF 2018 TO 2020

(2) DURATION OF NEW BUILDINGS LEASING CONTRACT FOR

LONGER THAN THREE YEARS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions (the “Proposed Annual Caps”) contemplated under the New Comprehensive Agreement entered into between the Group and CNPC. Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at the Extraordinary General Meeting. Also, we are engaged by the Company to opine on the duration of the New Buildings Leasing Contract (the “New Buildings Leasing Contract”) for longer than three years. Details of the Continuing Connected Transactions (including the Non-Exempt Connected Transactions and terms of the relevant Proposed Annual Caps) are set out in the letter from the board (The “Letter from the Board”) contained in this circular to its Shareholders dated 8 September 2017 (the “Circular”) issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

References are made to the circular of the Company dated 10 September 2014 in relation to the Continuing Connected Transactions and the Prospectus dated 27 March 2000. At the extraordinary general meeting of the Company held on 29 October 2014, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2017.

LETTER FROM ICBC INTERNATIONAL

CNPC is the controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Accordingly, the Non-Exempt Continuing Connected Transactions between the Company and CNPC constitute non-exempt continuing connected transactions of the Company under the Chapter 14A of the HKEx Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements under the HKEx Listing Rules.

The Company announced that the Board has approved the Renewal of Caps of Continuing Connected Transactions in Respect of 2018 to 2020 on 24 August 2017. As the Company would continue the Continuing Connected Transactions after 31 December 2017 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2018 to 31 December 2020), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps).

As stated in the Letter from the Board, the Audit Committee of the Board gave advice to the Board about the New Comprehensive Agreement and Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to consent to such transactions.

An Independent Board Committee, comprising the independent non-executive Directors, namely Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry, has been established by the Company to advise the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

We, ICBC International, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-Exempt Continuing Connected Transactions are entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of such transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of, the Company and the Shareholders as a whole, and whether the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are reasonably determined. We are also engaged to opine whether the longer period of New Buildings Leasing Contract is of a normal business practice for contracts of this type.

LETTER FROM ICBC INTERNATIONAL

BASIS OF OUR OPINION

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the extraordinary general meeting. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice.We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Continuing Connected Transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps) and the duration of the New Buildings Leasing Contract for longer than three years and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

LETTER FROM ICBC INTERNATIONAL

ICBC International is a licensed corporation to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance) under the SFO. ICBC International and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts. Other than this appointment as the Independent Financial Adviser, ICBC International has no relationships with or interests in the Company and any other parties that could reasonably be regarded as relevant to our independence. We are hence independent from the Company pursuant to Rule 13.84 of the Listing Rules.

INFORMATION OF THE GROUP AND CNPC

According to the annual report for the year ended 31 December 2016 of the Company (the “2016 Annual Report”), the Company was established as a joint stock company with limited liability under the Company Law of the PRC on 5 November 1999 as part of the restructuring of the CNPC. The Group is one of the largest oil and gas producers and sellers occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sale of crude oil and natural gas; the refining, transportation, storage and sale of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and the transmission of natural gas, crude oil and refined oil products, and the sale of natural gas.

As stated in the Letter from the Board, CNPC is the controlling shareholder of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company ( ) in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

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Set out below is a summary of the Group’s financial information prepared in accordance with the International Financial Reporting Standards (the “IFRS”) as extracted from the 2016 Annual Report:

	For the year ended 31 December
	2012	2013	2014	2015	2016
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
Revenue	2,195,296	2,258,124	2,282,962	1,725,428	1,616,903
Operating profit	174,519	188,642	169,833	79,252	60,635
Profit before taxation	166,811	178,063	156,759	57,815	45,140

	As at 31 December
	2012	2013	2014	2015	2016
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
Total assets	2,168,896	2,342,110	2,405,473	2,393,844	2,396,651
Total liabilities	988,148	1,072,175	1,087,692	1,049,810	1,023,916
Net assets	1,180,748	1,269,935	1,317,781	1,344,034	1,372,735

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole.

(A)	RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1.	Background and Nature of the Non-Exempt Continuing Connected Transactions

The New Comprehensive Agreement

As stated in the Letter from the Board, references are made to the announcement of the Company dated 28 August 2014 in relation to the Continuing Connected Transactions published on the Hong Kong Stock Exchange. At the extraordinary general meeting of the Company held on 29 October 2014, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2017.

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In order to satisfy the products and services required by the Company and CNPC, the Company would continue the Continuing Connected Transactions after 31 December 2017 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2018 to 31 December 2020), including disclosing further information thereof in this circular and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps).

On 24 August 2017, the Company and CNPC entered into the New Comprehensive Agreement. The New Comprehensive Agreement has a term of three years, starting from 1 January 2018.

Details of the Non-Exempt Continuing Connected Transactions contemplated under the New Comprehensive Agreement are set out as follows:

Transaction type	Description
(1) Products and services to be provided by the Group to CNPC/Jointly-held Entities	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, water supply, electricity supply, gas supply, heating supply, quantifying and measuring, entrusted operation, material supply and other products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time

(2) Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group	Construction and technical services, mainly associated with products and services to be provided at the stage prior to formal commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service

(3) Production services to be provided by CNPC to the Group	Production services, mainly associated with products and services to be provided after formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications

(4) Financial services – Deposit services to be provided by CNPC to the Group	Financial services, mainly associated with deposits services

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2.	Pricing of the Non-Exempt Continuing Connected Transactions

The New Comprehensive Agreement

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(b)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of material, quantifying and measuring and entrusted operation, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centres).

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(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set.

In summary, pricing principles for Non-Exempt Continuing Connected Transactions are as follows:

(i)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing and market-oriented pricing;

(ii)	Construction and technical services provided by CNPC/Jointly-held Entities to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price;

(iii)	Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing, agreed contractual price and cost; and

(iv)	Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing.

We understand that the main revised terms and conditions of the New Comprehensive Agreement in respect of the Non-Exempt Continuing Connected Transactions in comparison with the Comprehensive Agreement are that: the material supply service is added into services provided by the Group to CNPC.

As advised by the management of the Company and based on the New Comprehensive Agreement, we are given to understand that material supply service is similar to other products and services provided by the Company to CNPC for its own use.

Government-prescribed Price

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or form) or other regulatory departments; or

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The “government-prescribed price” for different products and services is determined with reference to the following, which the Company and CNPC have already implemented but detailed disclosure is required pursuant to the guidance letters of the Hong Kong Stock Exchange:

Type of product/service with “government-prescribed prices”	Basis for price determination
Refined oil products

According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed prices, which is the highest selling price as regulated by the government. The exact retail price and wholesale price is determined by market-oriented price (please refer to the definition of the market-oriented price). The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline, shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

Natural gas

According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, adjustment to the price of natural gas is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. The exact price is determined by market-oriented price (please refer to the definition of market price below).

LETTER FROM ICBC INTERNATIONAL

Type of product/service with “government-prescribed prices”	Basis for price determination
Refinery and chemical construction

For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government. For the installation phase, prices shall be determined by industrial standards.(1)

Engineering design

In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No. 10), issued by the former National Planning Committee(2) and the former Ministry of Construction(3) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-guided prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-prescribed prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Project monitoring and management

According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No. 670) issued by the National Development and Reform Commission and the former Ministry of Construction(3) on 30 march 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-prescribed prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

Water supply

In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee(2) and the former Ministry of Construction(3) and revised by the National Development and Reform Commission and the former Ministry of Construction(3) on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

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Type of product/service with “government-prescribed prices”	Basis for price determination
Electricity supply

In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August, 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities directly under the Central Government, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Governments of the province, autonomous region or municipality directly under the Central Government.

Gas supply

According to the Regulation on the Administration of Urban Gas, State Council Order No. 583 issued by the State Council on 19 October 2010, the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Notes:

1.	The industrial standards are prescribed by the relevant industrial associations with respect of amount of material consumed during the installation phase. The parties to the transactions assess and determine the price of the installation projects based on the relevant amount of material consumed and the market-oriented price of the material (please refer to the definition of market-oriented price below).
2.	The former National Planning Committee was reorganized as the National Development and Reform Commission in 2003.
3.	The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008.

LETTER FROM ICBC INTERNATIONAL

Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities are updated in accordance with the local practical situations. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

Market-oriented Price

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties, in areas where such type of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time.

Further, the New Comprehensive Agreement stipulates, among other things, that for the financial services provided by CNPC and Jointly Held Entities:

(i)	the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be not less favourable to the Group than those offered by other independent third parties.

In order to better understand pricing mechanism of (a) government-prescribed price, we have reviewed the relevant documents regarding government-prescribed price and have discussed with the management of the Company regarding the implications of the relevant documents. As advised by the management of the Company, the Company will follow the service and product prices determined from time to time by the Central Government or various regional governments according to the government-prescribed price documents published by the Central Government. In cases where there are no regional government determined service and products prices, pricing mechanism (b) will be used within the price ceilings set by the government-prescribed pricing documents. The actual prices implemented by the Company will be arrived at after arms-length negotiations, and will be no less favorable than those provided to/by independent third parties. In this regard, we concur with the view of the Directors that such price determination is fair and reasonable.According to the Letter from the Board, the macro government-prescribed prices are updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities are updated in accordance with the local practical situations. Meanwhile, the Company’s reform and enterprise management department, originally called internal control and risk management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they convene meetings twice a year to discuss and assess the implementation of connected transactions. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly. In addition, the management of the Company has confirmed that if the government prescribed price documents will be updated during the following three years, the Company will implement according to the updated government prescribed price documents and regional government determined prices, with the Company’s Price and Taxation department responsible for overseeing, determining, and updating the prices considering the relevant government prescribed price documents among other sources.

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As advised by the Company’s PRC legal counsel, the pricing guidance documents referenced above for various products and services are currently in force and have national authority, and the main government pricing guidance documents for various products and services are in line with the relevant general PRC laws and regulations.

According to the Letter from the Board, when adopting pricing mechanism (b), the Company will consider at least two independent third parties’ price quotation. As advised by the Company’s management, we note that the Company shall seek to obtain market-oriented prices through various channels actively, e.g. considering the comparable transaction prices between the Company and independent third parties for the same period and the transaction prices among independent third parties for the same period. Meanwhile, we have obtained and reviewed the regulations for the management of bidding and tendering of the Company. According to the regulations for the management of bidding and tendering of the Company, in terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity.

LETTER FROM ICBC INTERNATIONAL

When we analyse the Company’s pricing principle of market-oriented price, we also referred to comparable companies’ practice, i.e. companies that are listed on the Hong Kong Stock Exchange and operating in the same industry as the Company. We note that the pricing principle of CNOOC Limited (883.HK) for its non-exempt continuing connected transactions is that, when there is no government-prescribed price, it makes reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of services on normal terms with comparable scale at that time. We also note that China Petroleum & Chemical Corporation (386.HK) makes reference to relevant market prices for products or services (including but not limited to crude oil, chemical products, asset leasing, repair of machinery, transportation and purchase of material) when there is no government-prescribed price. We therefore consider adopting market-oriented price as the pricing principle is of industry norm and common in the normal business course. Based on the above, we are of the view that, when there is no government-prescribed price, adopting market-oriented price for Non-Exempt Continuing Connected Transactions is fair and reasonable as far as Independent Shareholders are concerned.

Regarding pricing mechanism (d)(i), the Company will proceed in accordance with the set quotas and pricing standards if the same have been set uniformly by the government of the relevant countries or regions, which is consistent with pricing policy (a). When there is no government-prescribed pricing standards for public engineering projects, the management of the Company advised that the public tender pricing will be adopted in accordance with the Company’s internal tender procedures, with the bidders meeting all the necessary requirements set out in the invitation to tender (including but not limited to qualification, experience, capability and previous relationship, etc.) and the general conditions for the optimal bid quoted. The Company’s tender process is managed by the Material Procurement Center of the Company in order to ensure that the transactions are in the interests of the Company and the Independent Shareholders as a whole.

For the pricing mechanism (c), as stated in the Letter from the Board and advised by the Company’s management, in order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain construction and technical services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors.

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As stated in the Letter from the Board, for Non-Exempt Continuing Connected Transactions, only construction and technical services and production services provided by CNPC/Jointly-held Entities for the Company will adopt agreed contractual price as the pricing principle when there is no government-prescribed price or market-oriented price. As advised by the Company, this pricing principle has been adopted since the listing of the Company on the Hong Kong Stock Exchange and has been appropriately implemented during the past three years. As advised by the Company, we understand that relevant transactions (construction and technical services and production services) using agreed contractual price for pricing, are based on the complete production chain comprising of established facilities, channels and networks integrated with CNPC’s facilities. Thus, considering the Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions, which is difficult to identify alternative suppliers and/or no direct market comparable considering the cost of facilities and networks.

When we analyse the Company’s pricing principle of agreed contractual price, we also referred to comparable companies’ practice, i.e. companies that are listed on the Hong Kong Stock Exchange and operating in the same industry as the Company. We note that CNOOC Limited (883.HK) and China Petroleum & Chemical Corporation (386.HK) also adopted similar pricing principles for their non-exempt continuing connected transactions. Specifically, China Petroleum & Chemical Corporation (386.HK) applies agreed price (determined as reasonable cost incurred plus reasonable profit) for supply of utility and engineering projects, which are comparable to the production services, and construction and technical services provided by CNPC to the Company, in terms of transaction nature. Thus, we consider the agreed contractual price is of industry norm and common in the normal business course. Based on the above, we are of the view that when there is no government-prescribed price or market-oriented price, adopting agreed contractual price for Non-Exempt Continuing Connected Transactions is fair and reasonable as far as Independent Shareholders are concerned.

For the pricing mechanism (c) regarding the 15% margin, the management of the Company has advised that they are of the view that the additional 15% margin (“15% Margin”) respective to the construction and technical services under categories of products and services stated above are what they believe to be fair and reasonable and in the interest of the Company and the Shareholders as a whole. In order to assess the fairness and reasonableness of the 15% Margin as set out in pricing mechanism (c) above, we have, on a best effort basis, conducted a search of companies that are principally engaged in similar onshore construction and technical services provided by the CNPC to the Group with comparable size to CNPC, taking into account that the total assets of CNPC (with the Group excluded) are over US$10 billion, as at 31 December 2016, according to the financial information we obtained from the Company, and no such relevant company on the Hong Kong Stock Exchange is of a comparable size to CNPC. Thus, we expanded our search to companies listed on the New York Stock Exchange, and have, to the best of our knowledge, identified eight relevant oilfield servicing companies listed on the New York Stock Exchange with total assets as at 31 December 2016 of each of them over US$10 billion (the total 8 comparable companies called the “Comparable Companies”) providing relevant construction and technical services. These Comparable Companies had over approximately 80% of their revenue derived from the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells all over the world. We understand the scope of services of the Comparable Companies are of a similar nature compared with the construction and technical services offered by CNPC to the Group, and we consider, to the best of our knowledge, that they represent an exhaustive list of relevant comparable companies based on the above criterion and the selection principles and are able to provide fair and representative samples for the analysis.

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Based on our research from publicly available information and the annual reports of the respective Comparable Companies, we understand that there is no segmental profit margin information relating to, in particular, the construction and technical services for the Comparable Companies, so as to allow us to compare to the specific connected transactions directly and the average Earnings Before Interest and Taxes (“EBIT”) margins of the Comparable Companies are not fully comparable to the term of the 15% Margin to be charged by CNPC. However, considering that over 80% of the revenue of the Comparable Companies was derived from their segments of a similar nature as the construction and technical services offered by CNPC to the Group, we compare the average EBIT margins of the Comparable Companies to the term of 15% Margin to be charged by CNPC in relation to the construction and technical services, in order to assess if the 15% Margin to be charged by CNPC is reasonably determined such that it shall be no less favourable to the Company than can be offered by independent third parties.

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The tables below illustrate the EBIT margins of the Comparable Companies for each of the years ended 31 December 2012, 2013, 2014, 2015 and 2016, respectively. We believe that comparing the range of and the average of EBIT margins of the previous five years is reasonable due to the fact that such 5 years range will not be overly affected by isolated events happened that will cause fluctuations in EBIT margins but also not of a too long time period as to affect the extent of comparability with CNPC.

		Comparable Companies listed on the NYSE Company Name	Total Assets as at 31 December 2016	EBIT Margins
No. Ticker			US$ Million	2012	2013	2014	2015	2016	Average
1	SLB	Schlumberger Ltd	77,956	17.5%	18.4%	19.5%	15.7%	8.2%	15.9%
2	HAL	Halliburton Co	27,000	15.6%	14.1%	16.0%	9.4%	4.1%	11.8%
3	RIG	Transocean Ltd	26,889	27.3%	24.8%	29.6%	29.6%	28.6%	28.0%
4	BHGE	Baker Hughes	21,721	10.5%	8.7%	13.1%	12.3%	6.2%	10.2%
5	SDRL	SeaDrill Ltd	21,666	41.8%	39.9%	37.4%	36.1%	30.8%	37.2%
6	ESV	Ensco Plc	14,375	38.6%	40.1%	39.8%	37.0%	33.5%	37.8%
7	WFT	Weatherford	12,664	7.6%	4.3%	n.m (1)	n.m (1)	n.m (1)	6.0%
		International Plc
8	NE	Noble Corp Plc	11,440	28.7%	27.4%	29.6%	41.0%	31.1%	31.6%

Statistical data				EBIT Margins
				2012	2013	2014	2015	2016	Average
Maximum				41.8%	40.1%	39.8%	41.0%	33.5%	39.3%
Minimum				7.6%	4.3%	13.1%	9.4%	4.1%	7.7%
Average				23.4%	22.2%	26.4%	25.9%	20.4%	23.7%

(1)	According to the annual report of Weatherford International Plc, it has undergone business restructuring since 2014 and as a result its EBIT margin may not be meaningful as a reference point for this exercise.

Source: Capital IQ as at 11 August 2017.

The EBIT margins of the Comparable Companies from 2012 to 2016 ranged from approximately 4.1% to 41.8%, while their average EBIT margin were approximately 23.4%, 22.2%, 26.4%, 25.9% and 20.4%, for each of the years ended 31 December 2012, 2013, 2014, 2015 and 2016, respectively, and the pricing mechanism referred to (c) above lies within the range as well as lower than the average of EBIT margin of the Comparable Companies.

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Having considered that (i) the 15% Margin was determined with reference to the Company’s prospectus dated 27 March 2000 and the circular dated 10 September 2014; (ii) is within the range of the average of Comparable Companies EBIT margins; (iii) is lower than the average of EBIT margins of the Comparable Companies; (iv) based on the information provided by the Group, over 90% of the provision of such products and services in terms of transaction value for the year ended 31 December 2016 was charged at a margin lower than 5%; (v) based on the New Comprehensive Agreement, the agreed contractual price shall not be higher than price available for the provision of such products and services in the international market; (vi) the reasons of the Group using cost-plus pricing mechanism and the internal control mechanisms in place to ensure the margins are no higher than the 15% Margin; and (vii) we note from the annual reports of the Company for 2014 to 2016 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2014, 2015, and 2016, and confirmed that the transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules. Additionally, CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide unique and high quality petrochemical related construction and technical services. Furthermore, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. Additionally, CNPC has had a long-term relationship with the Group providing relevant services, and is familiar with the Group and established a good cooperative model and accumulated rich cooperative experience to create synergy. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services, which enable CNPC to be competitive.

In light of the aforesaid, we are of the opinion that the 15% Margin and such agreed contractual price charged by CNPC to the Group shall not be higher than the prices available for the provision of such products and services in the international market is fair and reasonable so far as the Independent Shareholders are concerned.

According to the Letter from the Board, in order to ensure that the Non-Exempt Continuing Connected Transactions ending 31 December 2020 is in accordance with the New Comprehensive Agreement, the Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s reform and enterprise management department, originally called internal control and risk management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they shall convene meetings twice a year to discuss and assess the implementation of connected transactions.

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We have confirmed with the Company’s management and understood that the Company has established a series of internal control measures to ensure that the pricing basis for continuing connected transactions of the Company will follow the prescribed pricing mechanism under its framework agreement, including:

(1)	For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government-prescribed price in respect of certain category of products or services come into effect, the pricing department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government;

(2)	For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of bidding and tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval;

(3)	For products and services where the actual cost or agreed contractual price applies, the operating entities of the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain construction and technical services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors;

(4)	The Company’s reform and enterprise management department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective;

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(5)	The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transaction on a semi-annual basis. The review will mainly include: whether the Company and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Company and relevant connected persons are within the annual caps as approved at the shareholders’ general meeting;

(6)	The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions are conducted (i) in the ordinary course of business of the Company; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interest of the Company and the Shareholders as a whole;

(7)	The audit committee of the Company shall conduct review on the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the execution of the continuing connected transactions and opine on the continuing connected transactions disclosed in such reports and financial statements, including whether the terms of the continuing connected transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps;

(8)	The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the HKEx Listing Rules;

(9)	The Supervisory Committee shall supervise the continuing connected transactions and review the annual financial report and interim financial report which include the execution of the continuing connected transactions every year. The Supervisory Committee shall also review whether the connected transactions between the Company and connected persons comply with the regulatory requirements of domestic and overseas places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders.

To evaluate the sufficiency and effectiveness of the Company’s internal control measures, we have reviewed the Company’s internal control policy and discussed with the Company’s management to understand the relevant policy. We have also performed the following procedures:

(i)	discussed with the Company’s reform and enterprise management department in order to understand the implementation and execution of the internal control measures and confirmed that there was no material discrepancy found for the past three years;

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(ii)	reviewed the internal control management handbook and internal control assessment management methods;

(iii)	reviewed the advice provided by the Audit Committee and Supervisory Committee of the Company with regard to the internal control measures for connected transactions on a sampling basis;

(iv)	reviewed sample documents (including, among other things, invoices, contracts, tendering documents, and other related documents) with respect to the adoption of (a) government-prescribed price; (b) market-oriented price; and (c) agreed contractual price under the Non-Exempt Continuing Connected Transactions conducted with CNPC/Jointly-held Entities during the past three years, and we note that they are consistent with the pricing policy as described above; and

(v)	reviewed the audited results as stated in the annual reports of the Company and reviewed unaudited results as stated in the interim reports of the Company prepared by the external auditor regarding the Non-Exempt Continuing Connected Transactions, respectively.

We have also discussed with the management of the Company and we understand that the internal control policy regarding connected transactions was set up in 2003 and commenced since 2006. Therefore, we concur with the view of the Directors that the internal control measures adopted by the Company are sufficient to ensure that the future prices will be set in accordance with the pricing bases for each of the Non-Exempt Continuing Connected Transactions.

For detailed description of the terms in relation to the New Comprehensive Agreement, please refer to the Letter from the Board. Based on the above, the priority is set from (a) to (c) such that the price mechanisms in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable government-prescribed prices and market-oriented prices, including the applicable regional or national market prices, while (d)(i) is only applicable for public engineering services which is based on government-prescribed price, or based on tendering if there is no government-prescribed price, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

3.	Reasons for and Benefits of the Non-Exempt Continuing Connected Transactions

According to the New Comprehensive Agreement, the Company believes that the Continued Connected Transactions will be beneficial to the continued operation and development of the Group regarding the products and services provided by the Group to CNPC/Jointly-held Entities, the management consider:

(i)	The Group can, through providing products and services to CNPC/Jointly-held Entities, continue to generate steady revenue;

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(ii)	The Group is allowed to render revenue through CNPC/Jointly-held Entities at a price no less favorable than prices provided to independent third parties; and

(iii)	The Group can, through providing products and services to CNPC/Jointly-held Entities, enhance its own market share.

According to the New Comprehensive Agreement, regarding the products and services provided by the CNPC/Jointly-held Entities to the Group (including construction and technical services, production services and deposit services), the management consider:

(i)	The construction technology, production and financial services provided to the Group by CNPC/Jointly-held Entities have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers;

(ii)	The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly;

(iii)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions;

(iv)	Due to the constantly changing market environment, CNPC can rely on its economics of scale in order to provide the Group with stable, long-term supply of crude oil, refined oil, natural gas and other products;

(v)	Considering the Company’s electricity, gas, water, and heating supply network is closely connected with CNPC’s, having an independent third party rebuild the network would be extremely costly and could cause the Company to suspend its operations;

(vi)	Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad; and

(vii)	According to the New Comprehensive Agreement, the Group can, with prices no higher than those provided by independent third parties, purchase products and services provided by CNPC.

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Additionally, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions with CNPC have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Annual Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

We noted from the annual reports of the Company for 2014 to 2016 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2014, 2015 and 2016 (the “Prior Year Transactions”) and confirmed that the Prior Year Transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules.

In light of the aforesaid analysis, we are of the view that the Non-Exempt Continuing Connected Transactions are being conducted on normal commercial terms or on terms no less favourable to the Company than those with independent third parties, and is in the interest of the Company and the Independent Shareholders as a whole.

4.	Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions

The Non-Exempt Continuing Connected Transactions are subject to the Proposed Annual Caps whereby for each of the three years ending 31 December 2020, the monetary value of the Non-Exempt Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the Letter from the Board.

In assessing the fairness and reasonableness of the Proposed Annual Caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the Proposed Annual Caps.

LETTER FROM ICBC INTERNATIONAL

Historical transaction amounts of the Non-Exempt Continuing Connected Transactions for each of the three years ended 31 December 2016 and the six months ended 30 June 2017, the historical annual caps for the year ending 31 December 2017 and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions for each of the three years ending 31 December 2020 are set out as follows:

		Historical transaction amounts				Historical annual caps		Proposed Annual Caps
		RMB Million				RMB Million		RMB Million
		For the years ended 31 December			For the period ended 30 June	For the years ending 31 December
		2014	2015	2016	2017	2017	2018	2019	2020
4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities	96,786	78,320	91,489	52,293	195,310	153,716	153,861	155,390
4.2	Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group	149,134	121,320	103,637	37,218	276,386	208,103	203,908	198,537
4.3	Production services to be provided by CNPC to the Group	155,769	135,159	139,107	73,891	309,909	228,730	220,525	212,833
4.4	Financial services – deposit services to be provided by CNPC to the Group(1)	64,282	62,209	58,587	62,948	70,000	63,000	63,000	63,000

(1)	Historical transaction amounts and proposed Annual Caps refer to aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits.

4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities

The Proposed Annual Caps for the products and services to be provided by the Group to CNPC and the Jointly-held Entities have been determined with reference to:

(a)	the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities;

(b)	the estimated business development of the Group and CNPC;

(c)	the potential fluctuations in the prices of crude oil, petrochemical products, natural gas, and other oil products and services both in the international market and in the domestic market; and

(d)	quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

LETTER FROM ICBC INTERNATIONAL

Based on the information provided by the Company, the historical transaction amounts of products and services to be provided by the Group to CNPC and the Jointly-held Entities were approximately RMB96,786 million, RMB78,320 million, RMB91,489 million and RMB52,293 million for the three years ended 31 December 2016 and six months period ended 30 June 2017 respectively, representing approximately 52.6%, 43.5%, 49.2% and 26.8% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2016 and six months ended 30 June 2017 are as follows: (1) international trade accounted for a large proportion of this category of connected transactions, and its uncertainly is far greater than other businesses; (2) having considered that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wished to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties on the market, products and services actually provided by the Group to CNPC were less than anticipated. During the year ended 31 December 2015, the transaction amount in products and services provided by the Group to CNPC and the Jointly-held Entities decreased by approximately 19.1% when compared to the year ended 31 December 2014, and during the year ended 31 December 2016, the transaction amount in products and services provided by the Group to CNPC and the Jointly-held Entities increased by approximately 16.8% when compared to the year ended 31 December 2015. In terms of the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for each of the three years ending 31 December 2020, the expected amounts in products and services to be provided by the Group to CNPC and the Jointly-held Entities will decrease by approximately 21.3% in 2018 as compared to 2017, then will remain steady in 2019 and 2020 as compared with those in 2018 and 2019 respectively.

As advised by the management of the Company, the Proposed Annual Caps regarding products and services to be provided by the Group to CNPC and the Jointly-held Entities in the three years ending 31 December 2020 is based on the estimation of the feasibility plan. We have reviewed the feasibility plan and discussed with the management regarding this plan. As advised by the Company, the feasibility plan was prepared based on the “Thirteenth Five-Year” plan, after careful discussion and review by the senior management and respective departments. We have reviewed the chapter in relation to the energy development strategy in the “Thirteenth Five-Year” plan, and we are of the view that the feasibility plan is in line with the government’s strategy on economic and social development for the future five years, and are prepared after careful consideration. Furthermore, the Proposed Annual Caps are determined by considering: (i) the historical transactions and transaction amounts in providing products and services by the Group to CNPC; (ii) the future expansion of the Company and CNPC; (iii) the anticipated price fluctuations for crude oil and natural gas in the next three years ending 31 December 2020; (iv) CNPC is responsible for the national crude oil and natural gas reserves of the PRC and such reserve needs to be updated by the CNPC annually in accordance with quality requirements, therefore, the Company must provide the crude oil and natural gas reserves in accordance with the corresponding demand in order to fulfill the requirements. Furthermore, we understand from the management of the Company that the decrease in the Proposed Annual Caps in 2018 as compared to 2017 is mainly due to the lower level of crude oil and refined oil products prices compared to those in 2014 when the Company determined the annual caps for three years ending 31 December 2017. In arriving at the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2020, the Group has estimated the future crude oil, natural gas, and other refined oil products prices based on experience with reference to the historical crude oil, natural gas, and other refined oil products price fluctuations and expected future price fluctuations. We are given to understand that the Company estimated the international crude oil prices will remain at a steady level at US$66.3 per barrel on average in the coming three years. The Company also considered the relationship between refined oil products and crude oil prices, and according to the management of the Company’s historical experience with the PRC government’s control on domestic refined oil products prices, especially refined oil prices, the Company expects that the price of refined oil products will, along with crude oil prices, remain steady. According to previous description of the oil products government-prescribed pricing policy, we also note that the price of gasoline and diesel will change according to fluctuations in international oil prices, which is adjusted every ten working days.

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Below is the world’s major crude oil index from 1 January 2014 to 31 August 2017:

World’s Major Oil Price Index

Source: Bloomberg as at 31 August 2017

According to the information obtained from Bloomberg, the prices of crude oil has been fluctuating significantly since 2014 and the closing prices of WTI from 1 January 2014 to 31 August 2017 ranged from about US$26.2 per barrel to US$107.3 per barrel. According to the Global Economic Prospects Commodity Markets Outlook April 2017 presented by World Bank Group, they predict that the international crude oil prices for 2018, 2019 and 2020 will remain steady, with average prices of approximately US$62, US$62 and US$62 per barrel, respectively.

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Taking into account the historical crude oil price fluctuations and the future oil prices as estimated in the Global Economic Prospects Commodity Markets Outlook April 2017, we consider that the Company’s estimation of the international crude oil prices in the next three years to be reasonable.

According to the National Development and Reform Commission document (NDRC Price [2015] 351) “Rationalizing Prices of Natural Gas Used by Non-Residential Consumers”, we note that (i) according to the guidance document’s appendix, the price of the consumption amount for 2015 in various provinces in the PRC are between RMB1.85 per cubic meter and RMB2.88 per cubic meter; (ii) according to the guidance document, the prices of existing and incremental gas would be merged, to rationalize the price of natural gas used by non-residential consumers, which was implemented on 1 April 2015. According to the Natural Gas “Thirteenth Five-Year” plan, the domestic reformation of natural gas prices was accelerating, and the reformation of the natural gas system has achieved success. Therefore, we concur with the Company’s estimation of the natural gas prices to remain stable for the following three years ending 31 December 2020.

Given the dominant position of the Group in the petroleum and petrochemical industry in the PRC, and the potential increase in activities of CNPC and the Jointly-held Entities, the quantities of future transactions between the Group and CNPC and the Jointly-held Entities may increase. We are of the view that given the uncertainty in the world energy market, the fluctuating energy prices and growing business development of the Group, the Proposed Annual Caps will enable the Group to provide reasonably steady supply to CNPC and the Jointly-held Entities.

4.2	Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group

The Proposed Annual Caps for the provision of construction and technical services have been determined with reference to:

(a)	the completed transactions and transaction amounts for the construction and technical services provided by CNPC/Jointly-held Entities to the Group; and

(b)	the estimated business development of the Group.

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Based on the information provided by the Company, the historical transaction amounts of construction and technical services provided by CNPC/Jointly-held Entities to the Group were approximately RMB149,134 million, RMB121,320 million, RMB103,637 million and RMB37,218 million for the three years ended 31 December 2016 and six months period ended 30 June 2017 respectively, representing approximately 57.0%, 40.3%, 34.2% and 13.5% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2016 and six months ended 30 June 2017 are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. and when forecasting the historical annual caps, the Group has considered the possibility that CNPC/Jointly-held Entities would participate in all of the relevant projects. However, in reality, CNPC/Jointly-held Entities was unable to do so due to specific conditions of different projects. During the year ended 31 December 2015, the transaction amounts in construction and technical services provided by CNPC/Jointly-held Entities to the Group decreased by approximately 18.7% compared to the year ended 31 December 2014. During the year ended 31 December 2016, the transaction amounts in construction and technical services provided by CNPC/Jointly-held Entities to the Group decreased by approximately 14.6% compared to the year ended 31 December 2015. In terms of the Proposed Annual Caps for construction and technical services to be provided by CNPC/Jointly-held Entities to the Group for each of the three years ending 31 December 2020, the expected amounts in construction and technical services to be provided by CNPC/Jointly-held Entities to the Group will decrease by approximately 24.7% in 2018 as compared to 2017, then will decrease by approximately 2.0% in 2019 as compared to 2018 and then decrease by approximately 2.6% in 2020 as compared to 2019.

As advised by the management of the Company that the Proposed Annual Caps of construction and technical services to be provided by CNPC/Jointly-held Entities to the Group is based on the estimation of the feasibility plan, and according to the Company’s construction plan for the three years ending 31 December 2020, the decrease in the Proposed Annual Caps of 2018, 2019 and 2020 as compared to 2017 is mainly due to the lower level of crude oil and refined oil products prices compared to those in 2014 when the Company determined the annual caps for three years ending 31 December 2017.

As advised by the management of the Company, the Group has obtained construction and technical services from CNPC/Jointly-held Entities in the ordinary course of business. CNPC/Jointly-held Entities has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

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According to the 2016 Annual Report, the transaction amounts of construction and technical services provided by CNPC to the Group for the three years ended 31 December 2016 accounted for approximately 51.1%, 60.0% and 60.1% of each corresponding year’s total capital expenditure of the Group. We understand from the management of the Company that the Proposed Annual Caps of construction and technical services to be provided by CNPC/Jointly-held Entities to the Group for 2018 to 2020 are determined by considering (i) the possibility of a substantial level of construction projects obtained by CNPC/Jointly-held Entities based on the above-mentioned advantages offered by CNPC/Jointly-held Entities; and (ii) the historical capital expenditure, historical caps and historical transaction amounts. However, due to the lower level in crude oil and refined oil products prices compared to those in 2014 when the Company determined the Annual Caps for the three years ended 31 December 2017, the Proposed Annual Caps of construction and technical services to be provided by CNPC/Jointly-held Entities to the Group for the three years ended 31 December 2020 maintain a lower level as compared to those for the three years ended 31 December 2017.

We have reviewed the future capital expenditure plan and discussed with the management regarding this plan. As advised by the Company, the future capital expenditure plan was prepared based on the “Thirteenth Five-Year” plan, after careful discussion and review by the senior management and respective departments. We have reviewed the chapter in relation to the energy development strategy in the “Thirteenth Five-Year” plan, and we are of the view that the future capital expenditure plan is in line with the government’s strategy on economic and social development for the future five years, and are prepared after careful consideration. We are of the view that the Proposed Annual Caps for the provision of construction and technical services provide sufficient room for the Group to capture the Group’s future anticipated expansion plan, and the Proposed Annual Caps for the provision of construction and technical services are determined on a fair and reasonable basis.

4.3	Production services to be provided by CNPC to the Group

The Proposed Annual Caps for the production services provided by CNPC to the Group have been determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group;

(b)	the estimated business development of the Group; and

(c)	the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products.

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Based on the information provided by the Company, the historical transaction amounts of production services provided by CNPC to the Group were approximately RMB155,769 million, RMB135,159 million, RMB139,107 million and RMB73,891 million for the three years ended 31 December 2016 and six months period ended 30 June 2017 respectively, representing approximately 61.5%, 47.5%, 47.0% and 23.8% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2016 and six months ended 30 June 2017 are as follows: (i) international trade accounted for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses, therefore products and services actually provided by the Group to CNPC were less than anticipated; and (ii) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities, and the quantities and timing of replacement are uncertain. During the year ended 31 December 2015, the transaction amount in production services provided by CNPC to the Group decreased by approximately 13.2%. During the year ended 31 December 2016, the transaction amount in production services provided by CNPC to the Group increased by approximately 2.9%. Based on the Proposed Annual Caps for production services to be provided by CNPC to the Group for each of the three years ending 31 December 2020, the expected production services to be provided by CNPC to the Group will decrease by approximately 26.2% in 2018 as compared to 2017, then will decrease by approximately 3.6% and 3.5%, respectively in 2019 and 2020 as compared with those in 2018 and 2019 respectively.

As advised by the management of the Company, the Proposed Annual Caps of production services to be provided by CNPC to the Group is based on the estimation of the feasibility plan, and the production services to be provided by CNPC to the Group for the years 2018, 2019, and 2020 mainly include water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products. Therefore, the reasons for the determination of lower Proposed Annual Caps for the production services to be provided by CNPC to the Group in 2018, 2019, and 2020 as compared with 2017 are primarily: due to the lower level in crude oil and refined oil products prices compared to those in 2014 when the Company determined the annual caps for the three years ended 31 December 2017.

We have reviewed the future capital expenditure plan and discussed with the management regarding this plan. As advised by the Company, the future capital expenditure plan was prepared based on the “Thirteenth Five-Year” plan, after careful discussion and review by the senior management and respective departments. We have reviewed the chapter in relation to the energy development strategy in the “Thirteenth Five-Year” plan, and we are of the view that the future capital expenditure plan is in line with the government’s strategy on economic and social development for the future five years, and are prepared after careful consideration. Considering (i) the potential fluctuations in the prices of crude oil, refined oil, petrochemical products, and natural gas in the international and the PRC market; (ii) the future business development of the Company and CNPC, and due to their respective strengths in various regions of the world, including but not limited to licensing, qualification, and credibility, therefore greatly increasing crude oil, refined oil products, and natural gas transactions between CNPC and the international trade company of the Group, namely PetroChina International Company Limited; and (iii) CNPC is responsible for the national crude oil and natural gas reserves of the PRC and the quality of such crude oil and natural gas reserves is required to be maintained at certain level. In this regard, CNPC is required to replace its crude oil and natural gas reserves from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities, we are of the opinion that the Proposed Annual Caps for the production services provided by CNPC to the Group are determined on a fair and reasonable basis.

LETTER FROM ICBC INTERNATIONAL

4.4	Financial services to be provided by CNPC to the Group: deposit services

The Proposed Annual Caps for the aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits have been determined with reference to:

(a)	the estimated business development of the Group;

(b)	the Group’s historical cash flow and levels of deposits; and

(c)	the competitive interest rates offered by CNPC Finance and other financial institutions.

Based on the information provided by the Company, the historical transaction amounts of financial services (aggregate of deposits and interests) provided by CNPC to the Group were approximately RMB64,282 million, RMB62,209 million, RMB58,587 million and RMB62,948 million for the three years ended 31 December 2016 and six months period ended 30 June 2017 respectively, representing approximately 91.8%, 88.9%, 83.7% and 89.9% of the historical annual caps respectively. During the past three years ended 31 December 2016, the amount for the aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits remain steady. Based on the Proposed Annual Caps for financial services (aggregate of deposits and interests) to be provided by CNPC to the Group for each of the three years ending 31 December 2020, the expected financial services (aggregate of deposits and interests) to be provided by CNPC to the Group will decrease by 10% in the following three years ended in 31 December 2020 as compared to 2017.

As advised by the management of the Company, the Proposed Annual Caps of financial services (aggregate of deposits and interests) to be provided by CNPC to the Group is based on the estimation of the Group’s feasibility plan. The reasons for the determination of slightly lower Proposed Annual Caps for the financial services (aggregate of deposits and interests) to be provided by CNPC to the Group in 2018, 2019, and 2020 as compared with 2017 are primarily: (i) based on the historical transaction amount, the Group’s demand of financial services (aggregate of deposits and interests) are relatively stable at the level of RMB63,000 million; and (ii) the Proposed Annual Caps should have left sufficient room for the estimated business development of the Group.

LETTER FROM ICBC INTERNATIONAL

We have reviewed the feasibility plan and discussed with the management regarding this plan. As advised by the Company, the feasibility plan was prepared based on the “Thirteenth Five-Year” plan, after careful discussion and review by the senior management and respective departments. We have reviewed the chapter in relation to the energy development strategy in the “Thirteenth Five-Year” plan, and we are of the view that the feasibility plan is in line with the government’s strategy on economic and social development for the future five years, and are prepared after careful consideration. Considering (i) the Group’s historical cash flow and levels of deposits generated by the settlements of the transactions of products and services; and (ii) the estimated business development of the Group, we are of the opinion that the Proposed Annual Caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group are determined on a fair and reasonable basis.

(B)	NEW BUILDINGS LEASING CONTRACT

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 for a term of 20 years and the supplemental buildings leasing agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the supplemental buildings leasing agreement every three years.

On 25 August 2011, the Company entered into an Amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.25 million. The expiry date of the Amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The Company and CNPC each issued a confirmation letter to the Buildings Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with annual rental payable adjusted approximately RMB707.71 million in accordance with the gross floor area leased and the current situation of the market. The Buildings Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter became effective from 1 January 2015.

On 24 August 2017, the Company entered into a New Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the Amended Buildings Leasing Contract will be terminated on the effective date of the New Buildings Leasing Contract; (2) the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,152,968 square meters and the annual rental shall be paid by the Company based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The New Buildings Leasing Contract shall be effective from 1 January 2018 for a term of 20 years.

LETTER FROM ICBC INTERNATIONAL

As stated in the Letter from the Board, the Directors (including the independent non-executive Directors) consider it is normal business practice for the New Buildings Leasing Contract to have a term of 20 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the New Buildings Leasing Contract and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The term of 20 years is in line with the normal practice. The date of valuation is 30 June 2017.

As advised by the Company’s PRC Legal Counsel that 20 years lease term is currently the maximum tenure for buildings that is allowed under the PRC laws and regulations.

We have discussed with the management the rationale for the duration of the New Buildings Leasing Contract and we are given to understand that the relevant building leases are of material significance to the Group’s operation. According to the 2016 Annual Report, the Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world, management believes that the relevant building leases are of material significance of its operation. As stated in the Letter from the Board, the long stability of a 20-year tenure can avoid the unnecessary suspension of the business and such tenure conforms with normal business practice.

We understand that the Company leases buildings from CNPC for its production and operation and it is not cost effective to frequently move or relocate the production and operation assets that are currently located in the buildings leased from CNPC. We also note in the New Buildings Leasing Contract that the Company has the right to terminate the agreement, in whole or in part, with six months’ notice to CNPC. In this connection, we consider that the Group could terminate the agreement if the Group is able to find other buildings or properties at more favourable terms than CNPC or when the Group no longer needs such buildings.

We have searched publicly available information regarding the lease of buildings which involves contracts with lease term of exceeding three years from all the state-own enterprises which are incorporated in the PRC and their H shares are listed on the Hong Kong Stock Exchange, with total assets of over RMB100 billion as at the 31 December 2016. We note from the circulars of China Petroleum and Chemical Corporation (“Sinopec”) (Stock Code: 00386.HK) dated 3 June 2000 that Sinopec entered into a properties leasing agreement with Sinopec Group Company and its subsidiaries (collectively known as “Sinopec Group”) in June 2000 pursuant to which Sinopec agreed to lease certain properties from Sinopec Group for a term of 20 years.

LETTER FROM ICBC INTERNATIONAL

Based on the above and our research from publicly available information regarding other building leasing, we are of the view that the above sample is fair and representative, and it is necessary from a commercial point of view for the New Buildings Leasing Contract to be of a longer period than three years and it is necessary for the Group to pursue its long term business development. Thus, we consider that it is normal business practice for agreements of a similar nature to the New Buildings Leasing Contract to be of such duration.

(C)	RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the entering of the Non-Exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and on normal commercial terms or terms no less favourable to the Company than those with independent third parties; (ii) the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; and (iv) the entering of the Non-Exempt Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole.

We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of ordinary resolutions in relation to the Non-Exempt Continuing Connected Transactions as detailed in the notice of the Extraordinary General Meeting as set out at the end of the Circular.

Yours faithfully,

For and on behalf of

ICBC International Capital Limited

Danny Lee	Anny Lian
Managing Director	Managing Director
Corporate Finance & Capital Market Services	Corporate Finance & Capital Market Services

Mr. Danny Lee and Ms. Anny Lian are licensed persons registered with the Securities and Futures Commission and as responsible officers of ICBC International Capital Limited to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO.

APPENDIX	STATUTORY AND GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	DISCLOSURE OF INTERESTS AND CONFIRMATIONS

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executives of the Company had an interest and short positions in the shares, underlying shares and debentures of the Company or an associated corporation.

As at the Latest Practicable Date:

(a)	save as disclosed above, none of the Directors, Supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(b)	the Company has not granted its Directors, Supervisors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(c)	apart from Mr. Wang Yilin, Mr. Zhang Jianhua, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong, who are deemed as connected directors of the Company by virtue of their positions in CNPC who abstained from voting at the board meeting held on 23 and 24 August 2017 in respect of the Continuing Connected Transactions in relation to CNPC, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group, which was subsisting as at the date of this circular and significant in relation to the business of the Group;

(d)	none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2016, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

APPENDIX	STATUTORY AND GENERAL INFORMATION

(e)	none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the HKEx Listing Rules if each of them were a controlling shareholder);

(f)	the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up; and

(g)	none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at general meetings:

Name of Shareholder	Type of Shares	Number of Shares	Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital
CNPC(1)	A Share	155,348,693,528 (L)	Beneficial owner	95.94	84.88
	H Share	291,518,000 (L)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

APPENDIX	STATUTORY AND GENERAL INFORMATION

Name of Shareholder	Type of Shares	Number of Shares	Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital
Black Rock, Inc.(2)	H Share	1,212,190,335 (L)	Interest of Corporation	5.75	0.66
		24,524,000 (S)	Controlled by the Substantial Shareholder	0.12	0.01
JPMorgan Chase & Co.(3)	H Share	1,412,801,032 (L)	Beneficial Owner/ Investment Manager/Custodian Corporation/Approved Lending Agent/ Trustee (other than Bare Trustee)	6.69	0.77
		212,063,676 (S)	Beneficial Owner	1.00	0.12
		606,052,639 (LP)	Custodian Corporation/ Approved Lending Agent	2.87	0.33
Citigroup Inc.(4)	H Share	1,102,563,759 (L)	Interest of corporation controlled by the substantial shareholder/Person having a security interest in shares/ Custodian corporation/approved lending agent	5.23	0.60
		76,348,639 (S)	Interest of corporation controlled by the substantial shareholder	0.36	0.04
		919,597,905 (LP)	Custodian Corporation/ Approved Lending Agent	4.36	0.50
(L) Long position	(S) Short Position		(LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited. For the purpose of issuance of exchangeable corporate bonds by the form of share pledge and trust, CNPC has transferred 2,061,000,000 A Shares into the relevant pledge and trust account, which is held in the name of the trustee under the trust. In exercising the relevant voting rights, the trustee shall act in accordance with the opinions of CNPC without prejudice to the interests of the holders of the exchangeable corporate bonds. Please refer to the Company’s announcement dated 3 July 2017 for details.
(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,212,190,335 H shares (long position) and 24,524,000 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.

APPENDIX	STATUTORY AND GENERAL INFORMATION

(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 682,040,293 H shares (long position) and 212,063,676 H shares (short position) were held in its capacity as beneficial owner; 124,683,000 H shares (long position) were held in its capacity as investment manager, and 25,100 H shares (long position) were held in its capacity as trustee (other than bare trustee), 606,052,639 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. Such 1,412,801,032 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, custodian corporation/approved lending agent and trustee (other than bare trustee).
(4)	Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 182,845,854 H shares (long position) and 76,348,639 H shares (short position) were held in its capacity as a corporation controlled by the substantial shareholder; 120,000 H shares (long position) were held in its capacity as a person having a security interest in shares; 919,597,905 H shares (long position) were held in its capacity as a custodian corporation/approved lending agent. Such 1,102,563,759 H shares (long position) included the interests held in its capacity as a corporation controlled by the substantial shareholder, person having a security interest in shares and custodian corporation/approved lending agent.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at general meetings.

4.	EXPERTS’ QUALIFICATIONS AND CONSENTS

The followings are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Names	Qualification
ICBC International Capital Limited	licensed corporation under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Savills Valuation and Professional Services Limited	a member of The Hong Kong Institute of Surveyors

(a)	Each of ICBC International and Savills Valuation and Professional Services Limited is not beneficially interested in the share capital of any member of the Group and none of them has any right, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b)	Each of ICBC International and Savills Valuation and Professional Services Limited has given and has not withdrawn its written consent to the issue of this circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

APPENDIX	STATUTORY AND GENERAL INFORMATION

(c)	As at the Latest Practicable Date, each of ICBC International and Savills Valuation and Professional Services Limited did not have any direct or indirect interest in any assets which have been, since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5.	GENERAL

(a)	The secretary to the Board and company secretary of the Company is Mr. Wu Enlai.

(b)	The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, the PRC (postal code: 100011).

(c)	The principal share register and transfer office for the H Shares is Hong Kong Registrars Limited, Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

6.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong from the date of this circular up to and including 29 September 2017:

(a)	the New Comprehensive Agreement, the Land Use Rights Leasing Contract and its confirmation letter and the New Buildings Leasing Contract mentioned in this circular;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 70 to 71 of this circular;

(c)	the letter issued by the ICBC International on 8 September 2017, the text of which is set out on pages 72 to 105 of this circular;

(d)	the letter issued by Savills Valuation and Professional Services Limited in respect of rental of land and buildings of CNPC by the Group on 18 August 2017; and

(e)	the written consents of ICBC International and Savills Valuation and Professional Services Limited referred to paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2017

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting in 2017 (the “EGM”) of PetroChina Company Limited (the “Company”) will be held at 9 a.m. on 26 October 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider and approve the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 8 September 2017 issued by the Company to its shareholders (the “Circular”):

the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr. Chai Shouping for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr. Chai Shouping be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the proposed annual caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

2.	To consider and approve Mr. Wang Liang as a supervisor of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

SPECIAL RESOLUTION

3.	To consider and approve amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee.

By Order of the Board

PetroChina Company Limited

Wu Enlai

Secretary to the Board

8 September 2017

Notes:

1.	The register of members of H Shares of the Company will be closed from Tuesday, 26 September 2017 to Thursday, 26 October 2017 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 25 September 2017. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 26 September 2017 are entitled to attend and vote in respect of all resolutions to be proposed at the EGM.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong Kong

2.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

5.	Shareholders who intend to attend the EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the Secretariat of the Board of Directors on or before Thursday, 5 October 2017 by hand, by post or by fax.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending the EGM are responsible for their own transportation and accommodation expenses.

NOTICE OF EXTRAORDINARY GENERAL MEETING

7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C

China Petroleum Building

9 Dongzhimen North Street

Dongcheng District

Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this notice, the board of directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.